FARALLON RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JUNE 30, 2005, 2004 and 2003

(Expressed in United States Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Farallon Resources Ltd.

We have audited the accompanying consolidated balance sheets of Farallon Resources Ltd. as of June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farallon Resources Ltd. as of June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3(e) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 11 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
August 23, 2005

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	June 30	June 30
	2005	2004

ASSETS

Current assets
Cash and equivalents	$13,962,200	$5,413,013
Amounts receivable and prepaids	686,683	184,537
Balances receivable from related parties (note 7)	–	239,788
	14,648,883	5,837,338

Buildings and equipment (note 4)	384,324	88,987
Mineral property interests (note 5)	8,963,127	8,963,127

	$23,996,334	$14,889,452

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$607,573	$145,403
Balances payable to related parties (note 7)	115,023	–
	722,596	145,403

Shareholders' equity
Share capital (note 6)	73,800,541	52,851,474
Contributed surplus (note 6(e))	845,523	833,070
Deficit	(51,372,326)	(38,940,495)
	23,273,738	14,744,049
Nature of operations (note 1)
Commitments (notes 5 and 9(c))
Contingencies (note 9)

	$23,996,334	$14,889,452

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
	2005	2004	2003
Expenses
Exploration (schedule)	$8,752,357	$465,011	$303,797
Interest	141	41,033	41,231
Legal, audit and accounting	1,242,095	756,857	411,146
Office and administration (note 7)	1,127,595	391,506	298,664
Shareholder communication	621,317	27,229	34,585
Stock-based compensation - exploration (note 6(c))	365,654	339,020	–
Stock-based compensation - office and administration (note 6(c))	406,297	492,317	1,733
Travel and conferences	207,295	124,249	28,611
	12,722,751	2,637,222	1,119,767

Other income (expense)
Foreign exchange gain (loss)	19,266	(273,484)	(52,041)
Interest income	268,513	76,110	16,697
Gain on sale of equipment	3,141	–	–
Recovery of accounts receivable previously written off	–	152,065	–
Recovery of value-added taxes paid	–	273,646	211,717
	290,920	228,337	176,373

Loss for the year	12,431,831	2,408,885	943,394

Deficit, beginning of year	38,940,495	36,531,610	35,588,216

Deficit, end of year	$51,372,326	$38,940,495	$36,531,610

Basic and diluted loss per share	$0.15	$0.05	$0.03

Weighted average number of common shares outstanding	80,437,034	45,799,254	32,573,349

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
Cash provided by (used in)	2005	2004	2003

Operating activities
Loss for the year	$(12,431,831)	$(2,408,885)	$(943,394)
Items not involving cash
Amortization included in exploration expenses	93,526	40,032	42,333
Gain on sale of equipment	(3,141)	–	–
Stock-based compensation (note 6(c))	771,951	831,337	1,733
Changes in non-cash working capital
Amounts receivable and prepaids	(502,146)	24,488	48,048
Accounts payable and accrued liabilities	462,170	(14,466)	101,081
	(11,609,471)	(1,527,494)	(750,199)

Investing activities
Purchase of equipment	(388,863)	–	–
Proceeds from sale of equipment	3,141	–	–
	(385,722)	–	–

Financing activities
Balances payable to related parties	354,811	–	–
Balances receivable from related parties	–	(973,844)	(929,774)
Common shares issued for cash, net of issue costs	20,189,569	7,906,776	121,057
	20,544,380	6,932,932	(808,717)

Increase (decrease) in cash and equivalents	8,549,187	5,405,438	(1,558,916)
Cash and equivalents, beginning of year	5,413,013	7,575	1,566,491

Cash and equivalents, end of year	$13,962,200	$5,413,013	$7,575

Supplemental cash flow information
Income taxes paid	$–	$–	$–
Interest paid (note 7)	$–	$41,033	$41,231

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
Campo Morado Property	2005	2004	2003
Exploration expenses incurred during the year
Assays and analysis	$338,143	$1,623	$4,209
Amortization	93,526	40,032	42,333
Drilling	2,967,731	–	–
Engineering	2,950,036	173,180	4,591
Geological	914,476	36,839	24,448
Site activities	1,318,616	181,752	203,699
Transportation	169,829	31,585	24,517
Subtotal	8,752,357	465,011	303,797
Stock-based compensation (note 6(c))	365,654	339,020	–
Exploration expenses, including stock-based
compensation, incurred during the year	9,118,011	804,031	303,797
Cumulative exploration expenses, beginning of year	28,121,405	27,317,374	27,013,577
Cumulative exploration expenses, end of year	$37,239,416	$28,121,405	$27,317,374

Cumulative exploration expenditures consists of:
Cumulative cash expenditures	$36,534,742	$27,782,385	$27,317,374
Cumulative non-cash stock-based compensation	704,674	339,020	–
	$37,239,416	$28,121,405	$27,317,374

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Farallon Resources Ltd. (the "Company" or "Farallon") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company’s title to the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

These financial statements are prepared on the basis that the Company will continue as a going concern. At June 30, 2005, the Company had working capital of approximately $14 million, which although expected to be sufficient to allow the Company to fund its operations for the next fiscal year, may not be sufficient to meet its planned business objectives. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The results of applying measurement accounting principles generally accepted in the United States are set out in note 11. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At June 30, 2005, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$17,000,756 ($13,873,638) (2004 – Cdn$41,879 ($31,398)).

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(b)	Buildings and equipment

Buildings and equipment are used in the Company’s exploration activities and are stated at cost less accumulated amortization. Amortization, which is included in exploration expenses in the statement of operations, is provided on a straight-line basis at various rates ranging from 10% to 25% per annum representing the estimated useful lives of the related buildings and equipment.

(c)	Mineral property interests

Exploration expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination, and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the quoted market price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded when paid.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

(d)	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

(e)	Asset retirement obligations

During the year ended June 30, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, due to the stage of development of the Company's mineral property interests, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted on or after July 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)	Foreign currency translation

All of the Company’s foreign operations are integrated with those of the Company’s domestic operations and use the United States dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains and losses on translation are recorded in the statement of operations.

(j)	Financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short term nature. It is not practicable to determine the fair values of the advances to or from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial statements.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company maintains a substantial portion of its cash and equivalents in Canadian dollars (note 3(a)) and is therefore, subject to currency risk.

(k)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive. As at June 30, 2005, there were 2,700,250 share purchase options and 2,700,250 share purchase warrants outstanding and exercisable.

(l)	Segment disclosures

The Company operates in a single segment, being the exploration of mineral properties in Mexico as disclosed in note 10. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule of exploration expenses and in note 10 respectively, substantially all of the Company’s net expenses are incurred in Canada.

(m)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of buildings and equipment, impairment of mineral property interests, the determination of reclamation obligations and obligations under legal claims, the classification of amounts receivable between current and non-current assets, and the

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

(n)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	BUILDINGS AND EQUIPMENT

		Accumulated
June 30, 2005	Cost	amortization	Net book value
Buildings	$430,779	$342,728	$88,051
Exploration equipment	461,154	263,748	197,406
Furniture and office equipment	95,071	66,288	28,783
Vehicles	166,836	96,752	70,084
	$1,153,840	$769,516	$384,324

		Accumulated
June 30, 2004	Cost	amortization	Net book value
Buildings	$390,643	$301,656	$88,987
Exploration equipment	232,954	232,954	–
Furniture and office equipment	60,804	60,804	–
Vehicles	80,576	80,576	–
	$764,977	$675,990	$88,987

5.	MINERAL PROPERTY INTERESTS

	June 30	June 30
Acquisition costs	2005	2004

Campo Morado Property, Mexico	$8,963,127	$8,963,127

On October 15, 1995, the Company entered into an option agreement to earn a 100% interest in the Campo Morado and La Alina concessions, owned by Minera Summit de Mexico, S.A. de C.V. ("Minera Summit"), a private Mexican company. The two concessions, now covering approximately 5,742 hectares, are located in Guerrero State, Mexico, approximately 160 kilometers southwest of Mexico City and 155 kilometers north of Acapulco. To earn its interest (which was earned during fiscal 1997), the Company issued a total of 750,000 common shares to Minera Summit, made payments totaling $1,235,388 to Minera Summit, and completed a staged exploration program on the property of a minimum of $1,825,000 (14,700,000 pesos). Upon the completion of a positive feasibility study, the Company will be required to issue up to an additional 750,000 shares to Minera Summit based on a sliding scale of net recoverable gold-equivalent ounces, as identified by the feasibility study, between 1 and 6 million ounces.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

On January 10, 1997, title to the Campo Morado and La Alina concessions was conveyed to the Company and registered in the Mexican Public Registry of Mining. The Consejo de Recursos Minerales (Council for Mineral Resources), a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Government Industry, has released in full all bonding it had required to guarantee property work obligations, but a performance deposit of $300,000 held by Minera Summit has not yet been returned to the Company. The Company is investigating various alternatives to recover these funds.

The Company also acquired by location or purchase, an additional 5,821 hectares of concessions contiguous to the above two concessions, including $150,000 spent during fiscal 2000 to acquire the La Trinidad concession, bringing the Company's land holdings at Campo Morado to approximately 11,563 hectares.

The Company refined and reduced the area of its exploration concessions to core blocks and converted all but one of the exploration concessions (La Trinidad) into exploitation concessions during the years ended June 30, 2004 and 2003.

Title to mineral concessions held by the Company has been granted by the regulatory authorities in Mexico. In order to maintain these mineral concessions in good standing, the Company is required to pay taxes and mining duties, and to carry out annual assessment work, which costs are included within exploration expenses.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of unlimited common shares (June 30, 2004 – 200,000,000), without par value.

The increase in authorized share capital during the year ended June 30, 2005 was approved by the Company’s shareholders at the annual and extraordinary meeting held on December 15, 2004.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(b)	Issued and outstanding common shares

	Price	Number	Amount
Common shares issued	(Cdn$)	of Shares	(US$)
Balance, June 30, 2002		32,223,284	$44,823,641
Private placement, August 2002, net of issue costs (i)	$ 0.50	414,850	121,057
Balance, June 30, 2003		32,638,134	44,944,698
Share purchase options exercised	$ 0.22	7,000	1,173
Share purchase options exercised	$ 0.26	37,000	7,057
Share purchase options exercised	$ 0.30	3,500	770
Share purchase options exercised	$ 0.50	25,000	9,373
Share purchase warrants exercised	$ 0.40	10,721,666	3,255,456
Share purchase warrants exercised	$ 0.50	642,264	238,825
Share purchase warrants exercised (i)	$ 0.57	408,600	176,863
Private placements, December 2003, net of issue costs (ii)	$ 0.38	15,153,372	4,217,259
Balance, June 30, 2004		59,636,536	52,851,474
Share purchase options exercised (note 6(c))	$ 0.22	7,000	1,134
Share purchase options exercised (note 6(c))	$ 0.30	3,500	850
Share purchase options exercised (note 6(c))	$ 0.50	3,310,000	1,318,877
Share purchase options exercised (note 6(c))	$ 0.56	25,500	11,800
Share purchase options exercised (note 6(c))	$ 0.60	5,000	2,508
Share purchase options exercised (note 6(c))	$ 0.70	12,500	7,108
Share purchase options exercised (note 6(c))	$ 0.71	25,000	14,004
Share purchase warrants exercised (note 6(d))	$ 0.50	7,479,472	2,953,790
Private placements, December 2004, net of issue costs (iii)	$ 0.70	28,740,477	15,879,498
Contributed surplus allocated to shares issued on exercise of
stock options (note 6(e))			759,498
Balance, June 30, 2005		99,244,985	$73,800,541

(i)

During August 2002, the Company completed a private placement of 414,850 units at Cdn$0.50 per unit. Each unit was comprised of one common share and one non-transferable warrant to purchase one additional common share at a price of Cdn$0.57 until December 27, 2003. The warrants were subject to an accelerated expiry provision under certain circumstances. During the year ended June 30, 2004, 408,600 warrants were exercised into shares and 6,250 warrants expired unexercised.

(ii)

On December 31, 2003, the Company completed a private placement of 14,922,372 units at Cdn$0.38 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one common share at Cdn$0.50 expiring on December 31, 2005 (note 6(d)). The Company paid commissions of Cdn$93,930 and issued 231,000 units to the agents, bringing the total issued units to 15,153,372. The warrants are subject to a 45-day accelerated expiry, at the Company’s option, if the closing trade price of the Company's common shares on the Toronto Stock Exchange is at least $1.00 for any ten consecutive trading days.

(iii)

On December 17, 2004, the Company completed a private placement of 28,571,877 units at Cdn$0.70 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share exercisable at a price of Cdn$0.80 until December 17, 2005 and thereafter until December 17, 2006 at Cdn$1.02 (note 6(d)). The Company incurred share issue costs of Cdn$973,956 and issued 168,600 common shares to the agents.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option ordinarily equals the closing price for the common shares on the last trading day before the grant. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

A new share purchase option compensation plan ("2004 Option Plan") was approved by the Board and shareholders at the Company’s annual general meeting held on December 15, 2004. The 2004 Option Plan is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the 2004 Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the 2004 Option Plan increase proportionately.

The continuity of share purchase options for the year ended June 30, 2005 is as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2004	Granted	Exercised	cancelled	2005
May 9, 2005	Cdn$0.30	3,500	–	(3,500)	–	–
July 29, 2005	Cdn$0.22	7,000	–	(7,000)	–	–
June 21, 2005	Cdn$0.50	3,310,000	–	(3,310,000)	–	–
June 21, 2005	Cdn$0.56	25,500	–	(25,500)	–	–
June 21, 2005	Cdn$0.70	70,000	–	–	(70,000)	–
June 21, 2005	Cdn$0.71	100,000	–	(25,000)	(75,000)	–
February 8, 2006	Cdn$0.74	–	50,500	–	–	50,500
June 21, 2006	Cdn$0.60	430,000	–	(5,000)	(10,000)	415,000
June 21, 2006	Cdn$0.65	195,000	–	–	–	195,000
June 21, 2006	Cdn$0.70	–	1,785,000	(12,500)	(5,000)	1,767,500
June 1, 2007	Cdn$0.60	–	50,000	–	–	50,000
June 22, 2007	Cdn$0.60	–	240,000	–	–	240,000
June 22, 2007	Cdn$0.74	–	285,000	–	(10,000)	275,000
		4,141,000	2,410,500	(3,388,500)	(170,000)	2,993,000

Weighted average
exercise price (Cdn$)		$ 0.53	$ 0.69	$ 0.50	$ 0.70	$ 0.68

As at June 30, 2005, 2,700,250 of these options, with a weighted average exercise price of Cdn$0.68, had vested and were exercisable. The weighted average fair value of options granted during the year ended June 20, 2005 was $0.24 (2004 – $0.25)

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

The continuity of share purchase options for the year ended June 30, 2004 is:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2003	Granted	Exercised	cancelled	2004
December 20, 2004	Cdn$0.26	37,000	–	(37,000)	–	–
May 9, 2005	Cdn$0.30	7,000	–	(3,500)	–	3,500
July 29, 2005	Cdn$0.22	–	14,000	(7,000)	–	7,000
June 21, 2005	Cdn$0.50	–	3,340,000	(25,000)	(5,000)	3,310,000
June 21, 2005	Cdn$0.56	–	25,500	–	–	25,500
June 21, 2005	Cdn$0.70	–	70,000	–	–	70,000
June 21, 2005	Cdn$0.71	–	100,000	–	–	100,000
June 21, 2006	Cdn$0.60	–	430,000	–	–	430,000
June 21, 2006	Cdn$0.65	–	195,000	–	–	195,000
		44,000	4,174,500	(72,500)	(5,000)	4,141,000

Weighted average
exercise price (Cdn$)		$ 0.27	$ 0.53	$ 0.34	$ 0.50	$ 0.53

At June 30, 2004, a total of 3,499,500 of the issued and outstanding options had vested and were exercisable. The weighted average fair value of options granted during the year ended June 30, 2004 was $0.25.

The continuity of share purchase options for the year ended June 30, 2003 is:

	Exercise	June 30			Expired or	June 30,
Expiry date	price	2002	Granted	Exercised	cancelled	2003
February 12, 2003	Cdn$0.85	10,000	–	–	(10,000)	–
June 11, 2003	Cdn$0.52	62,000	–	–	(62,000)	–
June 26, 2003	Cdn$0.57	30,000	–	–	(30,000)	–
December 20, 2004	Cdn$0.26	–	37,000	–	–	37,000
May 9, 2005	Cdn$0.30	–	7,000	–	–	7,000
		102,000	44,000	–	(102,000)	44,000
Weighted average
exercise price (Cdn$)		$ 0.57	$ 0.27	$ –	$ 0.57	$ 0.27

As at June 30, 2003, 18,500 of the issued and outstanding options had vested and were exercisable.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the years ended June 30, 2005 and 2004 were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the years ended June 30, 2005 and 2004, and the estimated fair value of options granted to non-employees during the year ended June 30, 2003 have been reflected in the consolidated statements of operations as follows:

	Year ended June 30
	2005	2004	2003
Exploration
Engineering	$196,259	$98,515	$–
Environmental, socioeconomic and land	–	8,501	–
Geological	169,395	232,004	–
Exploration	365,654	339,020	–
Operations and administration	406,297	492,317	1,733
Total compensation cost recognized in
operations and credited to contributed surplus	$771,951	$831,337	$1,733

Had the Company used the fair value method during the year ended June 30, 2003 to determine compensation cost for directors, officers and employees, the effect on the statement of operations for fiscal 2003 would have been nominal.

The assumptions used to estimate the fair value of options granted during the respective periods were:

	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	1.68 years	1.61 years	1.63 years
Expected vesting terms	0 – 8 months	0 – 8 months	4 – 8 months
Expected volatility	90%	111%	50%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2005 is:

		June 30				June 30
Expiry date	Exercise Price	2004	Issued	Exercised	Expired	2005
Dec. 31, 2005	Cdn$0.50	14,511,108	–	(7,479,472)	–	7,031,636
Dec. 17, 2006	Cdn$0.80/Cdn$1.02 (i)	–	28,571,877	–	–	28,571,877
		14,511,108	28,571,877	(7,479,472)	–	35,603,513

Weighted average exercise price (Cdn$)		$ 0.50	$ 0.80	$ 0.50	$ –	$ 0.74

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(i)

Warrants are exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006. If all warrants are exercised at Cdn$1.02, the weighted average exercise price at June 30, 2005 would increase from Cdn$0.74 to Cdn$0.91.

The continuity of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2004 is:

	Exercise	June 30				June 30
Expiry date	price	2003	Issued	Exercised	Expired	2004
Dec. 27, 2003	Cdn$0.57	414,850	–	(408,600)	(6,250)	–
Apr. 15, 2004	Cdn$0.40	10,721,666	–	(10,721,666)	–	–
Dec. 31, 2005	Cdn$0.50	–	15,153,372	(642,264)	–	14,511,108
		11,136,516	15,153,372	(11,772,530)	(6,250)	14,511,108

Weighted average exercise
price (Cdn$)		$ 0.41	$ 0.50	$ 0.41	$ 0.57	$ 0.50

The continuity of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2003 is:

	Exercise	June 30				June 30
Expiry date	price	2002	Issued	Exercised	Expired	2003
Dec. 27, 2003	Cdn$0.57	–	414,850	–	–	414,850
April 15, 2004	Cdn$0.40	10,721,666	–	–	–	10,721,666
		10,721,666	414,850	–	–	11,136,516
Weighted average exercise
price (Cdn$)		$ 0.40	$ 0.57	$ –	$ –	$ 0.41

(e)	Contributed surplus

Balance, June 30, 2003	$1,733
Changes during 2004
Non-cash stock-based compensation (note 6(c))	831,337
Balance, June 30, 2004	833,070
Changes during 2005
Non-cash stock-based compensation (note 6(c))	771,951
Fair value of stock options allocated to shares issued on exercise (note 6(b))	(759,498)
Balance, June 30, 2005	$845,523

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at June 30
Balances receivable (payable) (a)	2005	2004
Hunter Dickinson Inc. (a)	$(100,505)	$79,456
Tecnicos HD de Mexico, SA de CV (a)	2,855	96,239
Servicios HD de Mexico, SA de CV (a)	1,260	64,093
Hunter Dickinson Group Inc. (b)	(2,727)	–
CEC Engineering Ltd. (c)	(15,906)	–
Balances (payable) receivable to related parties	$(115,023)	$239,788

	Year ended June 30
Reimbursements for third party expenses and
services rendered	2005	2004	2003
Hunter Dickinson Inc. and subsidiaries (a)	$2,849,674	$292,914	$432,228
Hunter Dickinson Group Inc. (b)	10,240	9,550	2,558
CEC Engineering Ltd. (c)	45,236	11,500	–
Administration cost recovery
Hunter Dickinson Inc. (a)	95,792	89,264	–
Interest charged
Hunter Dickinson Inc. (a)	–	41,033	41,231

(a)

Hunter Dickinson Inc. ("HDI") is private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Prestadora de Servicios Campo Morado, SA de CV, Tecnicos HD de Mexico, SA de CV, and Servicios HD de Mexico, SA de CV, are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Between January 1, 2003 and June 30, 2004, balances due to Hunter Dickinson Inc. and subsidiaries bore interest, of which $nil was paid to HDI during the year ended June 30, 2005 (2004 - $41,033; 2003 – 41,231), at Canadian bank prime rate plus 6% per annum, compounded monthly, and were unsecured and due on demand. Commencing July 1, 2004, the intercompany balances became non-interest bearing.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common with the Company that provides consulting services to the Company on a full cost recovery basis.

(c)	CEC Engineering Ltd. is a private company controlled by a director that provides engineering and project management services to the Company based on the fair market value of those services.

8.	INCOME TAXES

Substantially all of the difference between the actual income tax expense of nil and the expected income tax recovery at B.C. statutory corporate tax rates relates to losses not recognized.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

The significant components of the Company’s future tax asset (liability) are approximately as follows:

	June 30	June 30
	2005	2004
Future income tax assets:
Loss carry forwards and other	$3,710,000	$1,773,000
Valuation allowance	(3,710,000)	(1,663,000)
Future income tax asset	–	111,000
Future income tax liability – mineral property interest	–	(111,000)
Net future income tax asset (liability)	$–	$–

At June 30, 2005, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn$8.8 million, expiring in various periods from 2006 to 2015. The Company also has net operating loss carry forwards and resource deductions totaling approximately $11.6 million for Mexican income tax purposes which are currently being substantiated, and if not utilized to reduce Mexican taxable income in future periods, will expire in various periods through 2015.

9.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001, although the Nevada ruling has been appealed by the plaintiff.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a new lawsuit by David Hermiston, one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to the Company’s purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary. Management's view is that this claim by Wiltz is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligates the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered subsequent to June 30, 2005.

10.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the year ended June 30
	2005	2004	2003
Revenue
Canada	$–	$–	$–
Mexico	–	–	–
Total	–	–	–

Loss for the year
Canada	6,984,289	1,712,473	529,060
Mexico	5,447,542	696,472	414,334
Total	$12,431,831	$2,408,885	$943,394

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

	As at June 30
Assets	2005	2004
Canada
Current assets	$14,081,959	$5,323,233
Mexico
Current assets	566,924	514,105
Buildings and equipment	384,324	88,987
Mineral property interests	8,963,127	8,963,127
Total	$23,996,334	$14,889,452

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Had the Company followed US GAAP, certain items on the consolidated balance sheets, and the consolidated statements of operations and deficit would have been reported as follows:

	As at
	June 30	June 30
Share capital and contributed surplus	2005	2004
Share capital and contributed surplus under Canadian GAAP	$74,646,064	$53,684,544
Stock-based compensation (a)	19,521	19,521
Share capital and contributed surplus under US GAAP	$74,665,585	$53,704,065

	As at
	June 30	June 30
Deficit	2005	2004
Deficit under Canadian GAAP	$51,372,326	$38,940,495
Stock-based compensation (a)	19,521	19,521
Deficit under US GAAP	$51,391,847	$38,960,016

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

	Year ended June 30
Loss for the period	2005	2004	2003
Loss under Canadian GAAP	$12,431,831	$2,408,885	$943,394
Difference in stock-based compensation (a)	–	–	–
Loss for the period under US GAAP	$12,431,831	$2,408,885	$943,394

Loss per share under US GAAP	$(0.15)	$(0.05)	$(0.03)

(a)	Stock based compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock- Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25").

In the year ended June 30, 2001, the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by SFAS 123.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of APB 25 and related Interpretations. No compensation expense was recognized under APB 25, because the exercise prices of the Company’s employee stock options equaled the market price of the underlying stock on the dates of grant.

Under Canadian GAAP, effective July 1, 2003, the Company adopted the fair value method of recognizing stock-based compensation expense. In prior years, the Company accounted for stock-based compensation by the settlement method whereby no compensation expense was recorded for options granted. For US GAAP purposes, compensation expense of $19,521 recognized under US GAAP for the years ended June 30, 2002 and 2001 would not be recognized under Canadian GAAP.

(b)	Other

Canadian GAAP allows the presentation of subtotals for "expenses" and "other income (expense)" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

(c)	Impact of recent United States accounting pronouncements:

(i)

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, "Mining Assets: Impairment and Business Combinations". EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact the Company’s financial position, results of operations or cash flows.

(ii)

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement is not expected to have any material impact on the financial statements when adopted.

(iii)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes the SFAS 153 will have no impact on the financial statements of the Company once adopted.

(iv)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

	(v)	In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2005, 2004 and 2003
(Expressed in United States Dollars, unless otherwise stated)

FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.